UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock exchange announcement

CADELER A/S ANNOUNCES REGISTRATION OF SHARE CAPITAL INCREASE IN CONNECTION WITH EXERCISE OF OPTIONS ISSUED UNDER CADELER’S EMPLOYEE EQUITY INCENTIVE PROGRAM

Copenhagen, 1 July 2024: Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) today announces that it has increased its share capital, issuing 27,715 new shares in Cadeler with a nominal value of DKK 1.00 each (the “New Shares”), as a result of the exercise of options under its employee equity incentive program. The New Shares represent an increase of less than 0.01% in Cadeler’s registered share capital.

Pursuant to the terms of the employee equity incentive program, each of the New Shares has been subscribed for at a subscription price of NOK 36.02, corresponding to DKK 23.66, per New Share. The share capital increase has been carried out without any pre-emption rights for existing shareholders or others and has now been registered with the Danish Business Authority. Accordingly, the total nominal value of the share capital of Cadeler is DKK 350,957,583 divided into 350,957,583 shares with a nominal value of DKK 1.00 each and each carrying one voting right.

The New Shares are expected to be issued through Euronext Securities Oslo (“VPS”), under the permanent ISIN code for the Company’s existing shares, DK0061412772, and admitted to trading and listing on the Oslo Stock Exchange as soon as possible hereafter. Reference is made to the disclosure requirements on changes to the share capital and voting rights set out in section 32 of the Danish Capital Markets Act.

An updated version of the Articles of Association can be found at www.cadeler.com/investor.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as a provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer